UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Full Year 2023 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2024

NOVA LTD.
(Registrant)
By: /s/ Dror David
—————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Fourth Quarter and Full Year 2023 Results

REHOVOT, Israel - February 15, 2024 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Highlights:
•	Quarterly revenue of $134.2 million, up 4% QoQ, exceeding the high end of the guidance of $132 million.
•	Record GAAP net income of $38.1 million, or $1.20 per diluted share, up 13% QoQ, exceeding the high end of the guidance of $1.11.
•	Record Non-GAAP net income of $43.6 million, or $1.36 per diluted share, up 10% QoQ, exceeding the high end of the guidance of $1.31.
•	Continued proliferation of materials and chemical metrology solutions across both Frontend and Backend markets.
•	Expanding the adoption of optical metrology solutions among multiple DRAM customers for High Bandwidth Memory.

Full Year 2023 Highlights:
•	Annual revenue of $517.9 million.
•	GAAP net income of $136.3 million, or $4.28 per diluted share.
•	Non-GAAP net income of $155.9 million, or $4.86 per diluted share.
•	Solidifying Nova’s leadership position in materials process control.
•	Multiple PRISM wins in Memory, Logic and Hybrid Bonding customers.

GAAP Results (K)

	Q4 2023	Q3 2023	Q4 2022	FY 2023	FY 2022
Revenues	$134,219	$128,808	$151,238	$517,922	$570,729
Net Income	$38,068	$33,689	$36,098	$136,310	$140,213
Earnings per Diluted Share	$1.20	$1.06	$1.15	$4.28	$4.43

Non-GAAP Results (K)

	Q4 2023	Q3 2023	Q4 2022	FY 2023	FY 2022
Net Income	$43,597	$39,405	$40,778	$155,891	$161,509
Earnings per Diluted Share	$1.36	$1.23	$1.28	$4.86	$5.07

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"Nova delivered a robust quarter, exceeding the top end of our guidance for revenue and profit, concluding the fiscal year on a stronger note than initially anticipated," said Gaby Waisman, President and CEO. "Our diversified exposure across territories and markets allowed us to achieve record performance in chemical metrology and services. Nova is uniquely positioned to accelerate its market penetration in Hybrid Bonding and to capitalize on the transition to GAA through our strong position in advanced logic manufacturing. Looking forward, we see positive performance indicators across our growth engines, expected to steer Nova to a path of growth in 2024."

2024 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2024. Based on current estimates, management expects:

•	$134 million to $140 million in revenue
•	$1.00 to $1.12 in diluted GAAP EPS
•	$1.21 to $1.33 in diluted non-GAAP EPS

2023 Fourth Quarter Results

Total revenues for the fourth quarter of 2023 were $134.2 million, an increase of 4% compared with the third quarter of 2023 and a decrease of 11% compared with the fourth quarter of 2022.

Gross margin in the fourth quarter of 2023 was 55%, compared with 57% in the third quarter of 2023 and 54% in the fourth quarter of 2022.

Operating expenses in the fourth quarter of 2023 were $40.4 million, compared with $38.1 million in the third quarter of 2023 and $45.5 million in the fourth quarter of 2022.

On a GAAP basis, the Company reported net income of $38.1 million, or $1.20 per diluted share, in the fourth quarter of 2023. This is compared with net income of $33.7 million, or $1.06 per diluted share, in the third quarter of 2023, and $36.1 million, or $1.15 per diluted share, in the fourth quarter of 2022.

On a non-GAAP basis, the Company reported net income of $43.6 million, or $1.36 per diluted share, in the fourth quarter of 2023. This is compared with net income of $39.4 million, or $1.23 per diluted share, in the third quarter of 2023, and $40.8 million, or $1.28 per diluted share, in the fourth quarter of 2022.

2023 Full Year Results

Total revenues for 2023 were $517.9 million, a decrease of 9% compared to total revenues of $570.7 million for 2022.

Gross margin in 2023 was 57%, compared with 56% in 2022.

Operating expenses in 2023 were $160.9 million, compared with operating expenses of $167.0 million in 2022.

On a GAAP basis, the Company reported net income of $136.3 million, or $4.28 per diluted share, in 2023. This is compared with a net income of $140.2 million, or $4.43 per diluted share, in 2022.

On a non-GAAP basis, the Company reported net income of $155.9 million, or $4.86 per diluted share, in 2023. This is compared with net income of $161.5 million, or $5.07 per diluted share, in 2022.

Conference Call Information

Nova will host a conference call today, February 15, 2024, at 8:30 a.m. Eastern Time, to discuss the Company’s fourth quarter 2023 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 15, 2024, at 11:30 a.m. Eastern Time until November 22, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number:  6569905
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.
Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition-related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: political, economic and military instability in Israel, including related to the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them; increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	107,574	111,121
Short-term interest-bearing bank deposits	119,850	95,305
Marketable securities	216,258	167,073
Trade accounts receivable, net	111,256	109,320
Inventories	138,198	116,600
Other current assets	17,084	13,527
Total current assets	710,220	612,946

Non-current assets
Marketable securities	191,351	153,462
Interest-bearing bank deposits and restricted cash	6,254	2,083
Deferred tax assets	23,583	20,097
Operating lease right-of-use assets	41,856	44,885
Property plant and equipment, net	66,874	55,886
Intangible assets, net	39,184	43,586
Goodwill	50,080	49,009
Other long-term assets	4,405	2,151
Total non-current assets	423,587	371,159
Total assets	1,133,807	984,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	197,678	-
Trade accounts payable	35,158	42,732
Deferred revenues	41,978	30,543
Operating lease current liabilities	6,703	5,968
Other current liabilities	41,294	54,825
Total current liabilities	322,811	134,068

Non-current liabilities
Convertible senior notes, net	-	196,394
Operating lease long-term liabilities	39,762	43,697
Long-term deferred tax liability	10,574	12,190
Other long-term liabilities	9,908	10,793
Total non-current liabilities	60,244	263,074
Shareholders' equity	750,752	586,963
Total liabilities and shareholders' equity	1,133,807	984,105

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Revenues:
Products	104,108	123,486	405,037	464,152
Services	30,111	27,752	112,885	106,577
Total revenues	134,219	151,238	517,922	570,729
Total cost of revenues	60,207	68,817	224,745	253,759
Gross profit	74,012	82,421	293,177	316,970

Operating expenses:
Research and development, net	21,290	26,206	88,043	90,458
Sales and marketing	13,580	14,214	52,467	52,729
General and administrative	5,480	5,077	20,404	23,852
Total operating expenses	40,350	45,497	160,914	167,039

Operating income	33,662	36,924	132,263	149,931
Financing income, net	7,283	2,157	22,436	8,478
Income before taxes on income	40,945	39,081	154,699	158,409
Income tax expenses	2,877	2,983	18,389	18,196
Net income for the period	38,068	36,098	136,310	140,213

Earnings per share:
Basic	1.31	1.26	4.73	4.89
Diluted	1.20	1.15	4.28	4.43

Shares used in calculation of earnings per share (in thousands):
Basic	28,975	28,731	28,828	28,697
Diluted	32,023	31,737	32,089	31,870

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Cash flows from operating activities:

Net income	38,068	36,098	136,310	140,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,756	2,491	10,344	8,621
Amortization of intangible assets	1,461	1,463	5,857	6,033
Amortization of premium and accretion of discount on marketable securities, net	(1,134)	(254)	(3,001)	1,666
Amortization of debt discount and issuance costs	324	322	1,284	1,282
Share-based compensation	5,654	4,381	18,286	16,647
Net effect of exchange rate fluctuation	(2,591)	412	1,754	4,523
Changes in assets and liabilities:
Trade accounts receivable, net	(18,606)	(9,421)	(1,183)	(31,634)
Inventories	2,851	(2,168)	(26,000)	(29,311)
Other current and long-term assets	(361)	5,926	(5,752)	(4,223)
Deferred taxes, net	(185)	(6,598)	(6,241)	(13,740)
Operating lease right-of-use assets	259	841	3,050	3,873
Trade accounts payable	8,917	(79)	(7,807)	5,142
Deferred revenues	(292)	10,492	11,391	15,243
Operating lease liabilities	2,091	115	(3,221)	(6,351)
Other current and long-term liabilities	(9,671)	5,548	(11,352)	1,509
Accrued severance pay, net	64	27	(188)	46
Net cash provided by operating activities	29,605	49,596	123,531	119,539

Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	-	(78,469)
Change in short-term and long-term interest-bearing bank deposits	31,367	(26,517)	(29,658)	129,944
Investment in marketable securities	(106,695)	(30,064)	(273,572)	(211,742)
Proceeds from maturity of marketable securities	44,443	23,390	195,087	81,325
Purchase of property and equipment	(7,601)	(8,429)	(17,188)	(21,314)
Net cash provided by (used in) investing activities	(38,486)	(41,620)	(125,331)	(100,256)

Cash flows from financing activities:
Settlement of a contingent consideration liability	-	-	-	(8,480)
Purchases of treasury shares	-	(15,000)	(112)	(21,416)
Proceeds from exercise of options	-	8	122	90
Net cash provided by (used in) financing activities	-	(14,992)	10	(29,806)

Effect of exchange rate fluctuations on cash and cash equivalents	(25)	(77)	(2,357)	(4,454)

Changes in cash and cash equivalents and restricted cash	(8,906)	(7,093)	(4,147)	(14,977)
Cash and cash equivalents and restricted cash -beginning of period	116,480	118,814	111,721	126,698
Cash and cash equivalents - end of period	107,574	111,721	107,574	111,721

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2023	September 30, 2023	December 31, 2022
GAAP gross profit	74,012	72,241	82,421
Stock-based compensation*	1,537	1,173	1,148
Amortization of acquired intangible assets	1,354	1,369	1,307
Non-GAAP gross profit	76,903	74,783	84,876
GAAP gross margin as a percentage of revenues	55%	56%	54%
Non-GAAP gross margin as a percentage of revenues	57%	58%	56%

GAAP operating income	33,662	34,148	36,924
Stock-based compensation*	5,654	4,571	4,381
Acquisition-related expenses and contingent consideration revaluation	-	-	(752)
Amortization of acquired intangible assets	1,461	1,477	1,463
Non-GAAP operating income	40,777	40,196	42,016
GAAP operating margin as a percentage of revenues	25%	27%	24%
Non-GAAP operating margin as a percentage of revenues	30%	31%	28%

GAAP net income	38,068	33,689	36,098
Stock-based compensation*	5,654	4,571	4,381
Acquisition-related expenses and contingent consideration revaluation	-	-	(752)
Amortization of acquired intangible assets	1,461	1,477	1,463
Amortization of debt discount and issuance costs	324	324	322
Revaluation of operating lease and intercompany loans	(827)	423	294
Tax effect of non-GAAP adjustments	(1,083)	(1,079)	(1,028)
Non-GAAP net income	43,597	39,405	40,778

GAAP basic earnings per share	1.31	1.17	1.26
Non-GAAP basic earnings per share	1.50	1.36	1.42

GAAP diluted earnings per share	1.20	1.06	1.15
Non-GAAP diluted earnings per share	1.36	1.23	1.28

Shares used for calculation of earnings per share (in thousands):
Basic	28,975	28,870	28,731
Diluted	32,023	31,983	31,737

* Stock-based compensation for the three months ended December 31, 2023 included in - Cost of revenues - 1,537; Research and development, net - 2,554; Sales and marketing - 1,039; General and administrative - 524.

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2023	2022
GAAP gross profit	293,177	316,970
Stock-based compensation*	4,946	4,166
Acquisition-related inventory step-up	5,430	5,426
Non-GAAP gross profit	303,553	329,534
GAAP gross margin as a percentage of revenues	57%	56%
Non-GAAP gross margin as a percentage of revenues	59%	58%

GAAP operating income	132,263	149,931
Stock-based compensation*	18,286	16,647
Acquisition-related inventory step-up	-	2,972
Acquisition-related expenses and contingent consideration revaluation	-	2,995
Amortization of acquired intangible assets	5,857	6,033
Non-GAAP operating income	156,406	178,578
GAAP operating margin as a percentage of revenues	26%	26%
Non-GAAP operating margin as a percentage of revenues	30%	31%

GAAP net income	136,310	140,213
Stock-based compensation*	18,286	16,647
Acquisition-related inventory step-up	-	2,972
Acquisition-related expenses and contingent consideration revaluation	-	2,995
Amortization of acquired intangible assets	5,857	6,033
Amortization of debt discount and issuance costs	1,284	1,282
Revaluation of operating lease liabilities	(1,994)	(4,174)
Tax effect of non-GAAP adjustments	(3,852)	(4,459)
Non-GAAP net income	155,891	161,509

GAAP basic earnings per share	4.73	4.89
Non-GAAP basic earnings per share	5.41	5.63

GAAP diluted earnings per share	4.28	4.43
Non-GAAP diluted earnings per share	4.86	5.07

Shares used for calculation of earnings per share (in thousands):
Basic	28,828	28,697
Diluted	32,089	31,870

* Stock-based compensation for the year ended December 31, 2023, included in - Cost of revenues - 4,946; Research and development, net - 7,736; Sales and marketing - 3,437; General and administrative - 2,167.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FIRST QUARTER 2024
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.00	1.12
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.21	1.33